July 31, 2015

Kevin Woody

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-3561

Re:	The St. Joe Company

Form 10-K for the fiscal year ended December 31, 2014

Filed February 27, 2015

Form 10-Q

Filed May 8, 2015

File No. 001-10466

Dear Mr. Woody:

On behalf of The St. Joe Company (the “Company”), we hereby respond to the comments provided by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated July 2, 2015 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2015 (the “Q1 2015 Form 10-Q”). For ease of reference, we have included the Staff’s comments in their entirety in bold text preceding each of our responses.

Form 10-K for the fiscal year ended December 31, 2014

Item 1. Business, page 3

Forestry, page 7

1. In future Exchange Act reports please expand this discussion to disclose the estimated volume of marketable timber on your 120,000 acres designated for forestry operations, breaking out the estimated amount of pulpwood and sawlogs. Please also disclose your anticipated future harvest, if known.

We acknowledge the Staff’s comments. Our forestry segment focuses on the management of our timber holdings in Northwest Florida. We grow and sell sawtimber, wood fiber and forest products and provide land management services for conservation properties. Timber inventory is updated annually for the next year’s harvest plan and inventory.

Kevin Woody

July 31, 2015

As disclosed in the 2014 Form 10-K, as of December 31, 2014, we had approximately 120,000 acres designated for forestry operations, of which we expect to have the ability to harvest approximately 60,000 acres in the foreseeable future. As of December 31, 2014, we had an estimated 3.1 million tons of marketable pulpwood and 1.8 million tons of marketable sawlogs on such acreage. Our ability to conduct timber operations on the remaining acreage is limited by geographical restrictions (e.g., lakes and wetlands and new growth that does not yield enough timber to make it cost effective to operate in those areas, land set aside for mitigation banks and certain regulatory restrictions).

Based on our annual harvest plan, we anticipated harvesting approximately 350,000 tons of pulpwood and sawlogs during 2015.

In future Form 10-Ks, we will revise our disclosure to include the annual update of inventory and harvest plans for our timber operations.

Item 2. Properties, page 24

2. Please tell us what consideration you gave to including more specific disclosure regarding the number and nature of the condominiums you own and use in your vacation rental business.

We acknowledge the Staff’s comments. As required by Item 102 of Regulation S-K, in the 2014 Form 10-K, the Company stated the location and general character of the condominiums owned by the Company and identified the segment(s), as reported in the financial statements, that use the condominiums described. The Company does not believe that the actual number of condominiums is material to investors, as the aggregate book value of such properties is approximately $8 million, representing just slightly more than 10% of the total assets of the Resorts and Leisure segment. Furthermore, as disclosed in the 2014 Form 10-K, the Company generally does not own the homes included in its vacation rental program and instead enters into a rental agreement with the homeowner. Consequently, the Company does not believe that information regarding the number of condominiums owned by the Company is material to an understanding of the Company’s vacation business or its Resort and Leisure business.

3. Please tell us what consideration you gave to including lease expiration disclosure for the properties included in your leasing operations business.

We acknowledge the Staff’s comments. The Company does not believe that the disclosure regarding lease expirations for the properties is required by Item 102 of Regulation S-K or that it would provide additional meaningful information to investors. Furthermore, no individual lease is material to the Company. However, in future Exchange Act filings, the Company will provide in the business description of the Leasing Operations segment, an aggregate summary of the nature and terms of the leases entered into in the Leasing Operations segment and, to the extent material, the aggregate amount of revenue from leases that are terminating within the next 12 months.

Kevin Woody

July 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

4. In future Exchange Act reports please consider providing additional disclosure regarding material real estate developments. For example, consider including additional disclosure regarding the scope of development (number of units or square feet), costs incurred to date and budgeted costs, and the anticipated completion date.

We acknowledge the Staff’s comments and in future Exchange Act reports will expand the disclosure of material real estate developments and, to the extent material, will include additional disclosure regarding the scope of development for those projects that are currently in development. Please note, however, that the Company is finalizing the preliminary entitlement process in its Bay-Walton County Sector Plan which entails getting approval from governmental authorities for the maximum amount of units or retail space that can be developed under the approved plan. The actual number of units or retail space that will be developed in this project will be a function of more detailed planning, analysis, and market conditions, which will occur over time and has not yet been decided. The Company believes that it could be confusing to investors to include in its Exchange Act filings the number of units or retail space approved by governmental agencies until such time as the Company actually determines the number that it intends to develop.

Results of Operations, page 39

5. Please refer to your response to comment 5 in your letter dated August 17, 2012. We note your disclosure on page 53 regarding sales data with respect to your forestry segment. We are unable to locate disclosure of the relative amounts of timber sold, broken out based on the percentage of pulpwood and sawlogs. Please advise.

We acknowledge the Staff’s comments. In our response to comment 5 in our letter dated August 17, 2012 we stated that we would “expand the disclosure of tons of timber sold to breakout the relative percentage of pulpwood and sawlogs sold during the relevant period.” The table on page 53 of the 2014 Form 10-K regarding sales data discloses the percentage of total tons sold by product (i.e., pulpwood and sawlog), while the immediately following table on page 53 of the 2014 Form 10-K provides the total tonnage sold. In future Exchange Act reports we will modify the table to provide both the tonnage and the percentage of timber sold broken out by product.

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Note 4. Investments, page 13

6. We note your reference on page 14 to the fact that at March 31, 2015 and December 31, 2014 there were no unrealized losses on U.S. Treasury securities or preferred stock. This disclosure appears to contradict the disclosures in Note 6 on page F-22 of your audited financial statements for the fiscal period ended December 31, 2014 that certain U.S. Treasury securities and preferred stock had unrealized losses as of that date. Please explain the apparent inconsistency to us and revise future filing, as appropriate, to reconcile your disclosures.

Kevin Woody

July 31, 2015

We acknowledge the Staff’s comments. We advise the Staff that the Q1 2015 Form 10-Q had a typographical error and should have stated that “As of December 31, 2014, certain U.S. Treasury securities and preferred stock had unrealized losses as of that date.” In future Exchange Act filings, the Company will correct this inconsistency.

7. We note the disclosure that corporate debt securities with losses greater than 12 months at December 31, 2014 totaled $14.2M with unrealized losses of $.2M; however we are unable to find disclosure of these amounts in your audited financial statements for the fiscal year ended December 31, 2014. We also note your reference to the total of these investments at December 31, 2014 that were in loss positions for less than twelve months ($85.8M), while we are unable to find these amounts disclosed in your audited financial statements. Please explain to us why the unrealized losses and the amount of securities with losses greater than twelve months do not appear to have been disclosed in your audited financial and revise future filings, as appropriate, to provide clarification of these amounts. Please consider the usefulness to an investor of the disclosure guidance for investments set forth in ASC 320-10-55-22 for a tabular presentation of these losses.

We acknowledge the Staff’s comments. Our 2014 Form 10-K included the following disclosure of unrealized losses on corporate debt securities: “As of December 31, 2014, corporate debt securities that have been in an unrealized loss position for less than twelve months had a fair value of $100.1 million and had $1.5 million of unrealized losses.”

We prepared the unrealized loss disclosures pursuant to ASC 320-10-50-7 and 8, which states “the reference point for determining how long an investment has been in a continuous unrealized loss position is the balance sheet date of the reporting period in which the impairment is identified.… The continuous unrealized loss position ceases upon either of the following:

a. The recognition of the total amount by which amortized cost basis exceeds fair value as an other-than-temporary impairment in earnings

b. The investor becoming aware of a recovery of fair value up to (or beyond) the amortized cost basis of the investment during the period”

As of September 30, 2014, we determined that unrealized losses of $5.1 million related to the Company’s corporate debt securities were other-than-temporary and we recorded $1.3 million related to credit-related losses in Investment income, net on our Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2014. Our unrealized loss disclosures in the 2014 Form 10-K were prepared as if the continuous loss position on the corporate debt securities had ceased as of September 30, 2014 when the other-than-temporary impairment was recorded in earnings in our Form 10-Q for the period ended September 30, 2014.

Kevin Woody

July 31, 2015

During preparation of the disclosures for the Q1 2015 Form 10-Q, we re-evaluated our interpretation of ASC 320-10-50-8a and determined that the continuous loss position would only cease if the total continuous unrealized loss position was recognized as an other-than-temporary impairment in earnings. As of September 30, 2014 and December 31, 2014, we had not recorded the total amount by which amortized cost exceeded fair value as other-than-temporary impairment in earnings but rather, only the credit portion of the unrealized loss (equal to $1.3 million). The portion of the unrealized loss related to other factors of $3.8 million and $1.5 million remained in other comprehensive income as of September 30, 2014 and December 31, 2014, respectively. Therefore, in the Q1 2015 Form 10-Q, we revised our unrealized loss disclosures as of December 31, 2014 to reflect that the continuous loss position had not ceased as of September 30, 2014. The Company determined that the correction of this disclosure was not material and therefore did not amend the Form 10-K. In future filings, we will provide additional disclosure, if applicable, to clarify changes to previously disclosed amounts.

In future Exchange Act reports, we will consider providing a tabular presentation of these losses pursuant to the guidance provided in ASC 320-10-55-22.

Note 7. Financial Instruments and Fair Value Measurements, page 18

8. We note that, as disclosed in Note 4, your corporate debt securities and preferred stock are non-investment grade and that fair value measurement relies in part on pricing from recently executed transactions for similar securities in inactive markets. Considering that these securities are non-investment grade that trade in inactive markets, it appears they may meet the criteria for level 3 under the fair value hierarchy. Please tell us and revise future filings to clarify why you believe these securities are appropriately presented under level 2 of that hierarchy. In your response, specifically discuss the frequency of trading in the inactive markets, how you determined that those trades reliably represent fair value for your securities and how you extrapolated the characteristics of similar securities to your securities in determining that level 2 under the hierarchy is appropriate for them.

We acknowledge the Staff’s comment. Our corporate debt securities represent an investment in one issuer that is a national retail chain. Therefore, in determining the appropriate hierarchy, we considered only market/fair value data for the specific debt security we own. The debt securities are not traded on a nationally recognized exchange but rather are traded in the U.S. over the counter market where there is less trading activity. For this reason, we do not believe that level 1 hierarchy is appropriate for the debt securities. The average daily trade volume for the debt securities was less than $5 million and less than $3 million during the three months ended December 31, 2014 and March 31, 2015, respectively. We believe those trades are sufficient observable market inputs and that they reliably represent the fair value of the securities. For that reason, we determined that the debt securities are appropriately classified in the level 2 hierarchy.

Our preferred stock represents one investment in a financial services firm. Like with the debt securities, in determining the appropriate hierarchy for the preferred stock, we considered only market/fair value data for the specific preferred stock we own. The preferred stock is not traded on a nationally recognized exchange but rather is traded in the U.S. over the counter market where there is less trading activity. For this reason, we do not believe that level 1 hierarchy is appropriate for the preferred stock. The average daily trade volume for the preferred stock was less than 3,000 shares and less than 6,000 shares during the three months ended December 31, 2014 and

Kevin Woody

July 31, 2015

March 31, 2015, respectively. We believe those trades are sufficient observable market inputs and that they reliably represent the fair value of the securities. For that reason, we determined that the preferred stock is appropriately classified in the level 2 hierarchy.

In future Exchange Act reports, we will expand the disclosure to better explain why our corporate debt securities and preferred stock are appropriately presented under level 2 of the fair value hierarchy.

As requested in your comment letter, we hereby acknowledge that (a) we are responsible for the adequacy and accuracy of the disclosure in the filing; (b) your comments or our changes to our disclosure in response to your comments do not foreclose the Commission from taking any action with respect to the filing; and (c) we may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s assistance with regard to these comments and in helping us enhance the disclosure in our public reports. Please direct any questions, comments or requests for further information to the undersigned at (850) 231-7407 or our outside counsel Kara L. MacCullough at Greenberg Traurig at (954) 768-8255.

Sincerely,

/s/ Marek Bakun
Marek Bakun
Chief Financial Officer

Cc: Kara L. MacCullough, Greenberg Traurig